Skadden, Arps, Slate, Meagher & Flom LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

August 30, 2012

John M. Ganley

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	The Cushing® Renaissance Fund
(File Nos. 333-170869 and 811-22499)

Dear Mr. Ganley:

Thank you for your oral comments, received on August 13, 2012, to Pre-Effective Amendment No. 1 to the registration statement on Form N-2 filed by The Cushing® Renaissance Fund (the “Fund”) on July 12, 2012 (the “Registration Statement”). The Fund has considered your comments to the Registration Statement and has authorized us to make on its behalf, the responses and amendments to the Registration Statement discussed below.

These changes, as well as other changes made since the filing of Pre-Effective Amendment No. 1 to the Registration Statement, will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement which is filed herewith and marked to show all changes made since the previous filing of the Registration Statement.

All changes were conformed throughout the Registration Statement where applicable. For ease of reference, we have summarized your comments below followed by our responses.

John M. Ganley

August 30, 2012

General

Comment 1: Please explain how the Fund values derivative instruments in which it currently intends to invest for purposes of calculating net asset value, Managed Assets and asset segregation requirements.

Response: To the extent that the Fund uses derivative instruments, the Fund includes the fair value of the of the derivative instrument in its calculations of net asset value and Managed Assets. The Fund determines the fair value of derivative instruments in accordance with the Fund’s valuation policies and procedures adopted by the Board of Trustees of the Fund, which are summarized in the section entitled “Net Asset Value.” To the extent that the notional value of a derivative instrument exceeds its fair value, the notional value will not be included for purposes of calculating net asset value and Managed Assets.

The Fund does not currently intend to use any particular derivative instrument as a principal investment strategy but its investment policies and restrictions allow it to use various derivative instrument for hedging, risk management or portfolio management purposes or to earn income. In connection with any derivatives transactions entered into by the Fund, the Fund intends to (a) “cover” such transactions by holding an economically offsetting position or (b) segregate or earmark cash or liquid assets, each in accordance with the rules and interpretations of the Securities and Exchange Commission (the “SEC”) and its staff. In the event that the Fund segregates or earmarks cash or liquid assets, the amount segregated will generally equal the Fund’s payment obligation upon settlement of the derivative transaction, determined daily on a mark to market basis.

Prospectus Summary – Who May Want to Invest

Comment 2: Please provide examples of the types of companies that are expected to benefit from low natural gas prices.

Response: The Fund has added the requested disclosure to the Registration Statement.

Prospectus Summary – Principal Investment Policies

Comment 3: The prospectus summary discloses that “[t]he Fund will not invest directly in commodities.” Please disclose whether the Fund will invest indirectly in commodities.

John M. Ganley

August 30, 2012

Response: The Fund has no present intention of investing in structured products that would provide the Fund with indirect exposure to commodities without directly owning the underlying commodity. Although the Fund has no present intention to invest in commodities linked derivatives, the Fund’s investment policies permit the Fund to utilize a variety of derivative instruments for hedging, risk management or portfolio management purposes or to earn income, which may include derivative instruments the reference assets for which are commodities. If the Fund were to enter into such a derivative transaction, it would do so only to the extent permitted by the Investment Company Act of 1940 (the “1940 Act”) and consistent with (i) the Fund’s treatment as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, (ii) the exclusion from the definition of “commodity pool operator” under the Commodity Exchange Act claimed by the Investment Adviser with respect to the Fund, and (iii) the Fund’s fundamental investment restriction which provides that the Fund will not “[p]urchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments; provided that this restriction shall not prohibit the Fund from purchasing or selling options, futures contracts and related options thereon, forward contracts, swaps, caps, floors, collars and any other financial instruments or from investing in securities or other instruments backed by physical commodities or as otherwise permitted by (i) the 1940 Act, as amended from time to time, (ii) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time, or (iii) an exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time.”

Prospectus Summary – Distributions

Comment 4: In the event the Fund intends to make distributions that represent a return of capital to shareholders, please disclose this fact and the effects of such distributions.

Response: In light of the nature of the Fund’s investments, including its investments in securities of energy master limited partnerships (“MLPs”), the Fund anticipates that, due to the tax characterization of cash distributions made by MLPs, a portion of the Fund’s distributions to common shareholders may consist of return of capital for U.S. federal income tax purposes. The Fund has disclosed this fact and the effect of such distributions in the Registration Statement.

John M. Ganley

August 30, 2012

Summary of Fund Expenses

Comment 5: In the section entitled “Prospectus Summary–Other Investment Practices–Short Sales, Arbitrage and Other Strategies,” the Fund discloses that it may engage in short sales. Please confirm that the fee table includes an estimate of dividends paid on short sales.

Response: While the Fund is permitted to engage in short sales, the Fund has no present intention to engage in short sales, and therefore no expenses associated with short sales are reflected in the expense table.

Use of Leverage

Comment 6: Please express the amount of leverage the Fund may utilize both as a percentage of the Fund’s net assets and the Fund’s managed assets.

Response: The Fund has added the requested disclosure to the Registration Statement.

Principal Risks of the Fund – Anti-Takeover Provisions Risk

Comment 7: Please disclose the effect, if any, of the Fund’s anti-takeover provisions on the market price of the Fund’s shares.

Response: The Fund has added the requested disclosure to the Registration Statement.

Net Asset Value

Comment 8: Please add disclosure to this section regarding how the Fund values derivatives for purposes of calculating net asset value.

Response: The Fund has added the requested disclosure to the Registration Statement.

*                    *                     *                    *

John M. Ganley

August 30, 2012

If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (212) 735-3805 or Eric Requenez at (212) 735-3742.

Sincerely,

/s/ Philip H. Harris

Philip H. Harris